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R. David Patton	Direct Dial: 404-881-7951	E-mail: dave.patton@alston.com

August 7, 2008

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mohawk Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 29, 2008 and
Definitive Proxy Statement on Schedule 14A Filed April 7, 2008
File No. 001-13697

Dear Mr. Owings:

In connection with the review by the Securities and Exchange Commission of the above referenced filings of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s additional comments contained in the letter dated July 24, 2008 to Jeffrey S. Lorberbaum, Chairman and Chief Executive Officer of the Company.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to the Staff’s attention via overnight courier.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 23

1.	We note your response to comment 3 in our letter dated June 3, 2008. We understand from your response that the increase in inventory from December 31, 2006 to December 31, 2007 was primarily driven by the acquisition of the Columbia wood flooring business in the third quarter of 2007, and that the increase in inventory thus far in 2008 is due to anticipated seasonal changes in demand and is consistent with historical increases. Please consider disclosing in future filings information similar to that provided in your response to us, as we continue to believe that investors benefit from insight into the underlying factors behind your increasing inventory levels at a time when your revenues are declining.

Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C.

Mr. H. Christopher Owings

August 7, 2008

Response:

The Company acknowledges the Staff’s comment and will provide appropriate disclosure in future filings.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 9

2.	We note your response to comment 7 in our letter dated June 3, 2008 and we reissue that comment. Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the metrics would cause you competitive harm. For example, you should explain how (1) disclosure of earnings per share for the company for a completed year and (2) each of the metrics could be “reverse engineered” to cause the company competitive harm.

Response:

The Company notes the Staff’s comment and respectfully submits that disclosure of each metric could cause the Company competitive harm and is therefore not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The targets for each metric are established by the Company’s compensation committee after careful consideration of the Company’s internal financial targets and operating strategy over both the long and short term. Such internal financial targets and operating strategies are the product of the Company’s financial models, business plan and assessment of the industry and challenges facing the industry and the Company. Disclosure of such information, and particularly the Company’s earnings per share targets, would give competitors insight into the Company’s assumptions and expectations about the future direction of the industry and the Company’s internal forecasting and strategies. Competitors could then use that information when competing for customers, raw material supplies and other opportunities. Essentially, competitors would be able to use the Company’s experience and expertise in the industry in competitive pursuits against the Company.

Disclosure of the Company’s targets, together with the detailed historical financial and other data disclosed by the Company, would give competitors insight into the Company’s strategy for achieving its goals. With information regarding the Company’s earnings after capital charge targets, competitors would be able to make more informed predictions regarding how the Company might deploy its capital in a particular situation and gain an advantage with that information. With information regarding the Company’s inventory turn targets, competitors would be able to gain insight into the Company’s strategies regarding its manufacturing process, inventory management and customer relationships. Disclosure of the targets could allow competitors to gain valuable insights into both the strengths and weaknesses the Company brings to a variety of transactions, and could provide such competitors with an unfair negotiating position

Mr. H. Christopher Owings

August 7, 2008

and result in less favorable terms, or none at all, for the Company. One of the Company’s competitive advantages in the industry is its effective working capital management; granting competitors insight into how the Company views trends in the industry (as represented by the targets established) would allow competitors to refine not only their views on likely industry direction predicted by the Company but also direct insight into the Company’s likely response to such trends.

Finally, as noted in the Company’s earlier response, competition for top level individuals in the Company’s industry is intense. Disclosure of any of these metrics would provide competitors with an unfair advantage in luring away the Company’s existing talent and competing for new talent by providing opportunities for the Company’s competitors to offer compensation packages tailored to offer similar compensation based on the achievement of less challenging targets. In such event, not only would the Company be harmed by the loss of executive talent, but the Company’s achievement of its goals could be further jeopardized in the event it became necessary to modify the targets it believes provide appropriate incentives in order to retain or recruit necessary individuals.

3.	We note your response to comment 8 in our letter dated June 3, 2008. As requested, please provide us the proposed disclosure based on the 2008 proxy statement.

Response:

As noted in the Company’s 2008 proxy statement, the Company considered individual performance in connection with establishing compensation for the Company’s named executive officers. For 2007, the Company’s compensation committee conducted a largely subjective analysis of individual performance, based on the concept that the Company’s named executive officers lead one or more of the Company’s business units and that success of those businesses reflects successful individual performance in leading them to achieve those results. With respect to increases in base salary, the compensation committee subjectively considered the executive’s performance against plan for the businesses he led and responses to changes in the underlying assumptions, management of expected and unexpected changes in the operating environment and the leadership provided to the management team for each business. Following this subjective analysis and in light of the committee’s stated objective to move compensation toward the market median, the committee approved the base salary increases described in the 2008 proxy statement. In addition, the same factors were considered in the committee’s determination to award an additional bonus to Mr. Turk.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions

Mr. H. Christopher Owings

August 7, 2008

regarding these responses, please do not hesitate to call the undersigned (404) 881-7951 or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,

/s/ R. David Patton
R. David Patton

cc:	Ronald E. Alper
Regina Balderas
Jeffrey S. Lorberbaum
Frank H. Boykin
James T. Lucke